Exhibit 99.1

Marti Announces Amendment to up to $2.5M Share Repurchase Program

ISTANBUL--(BUSINESS WIRE)-- Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced an amendment to its share repurchase program.

On April 24, 2024, the Company’s Board of Directors (the “Board”) authorized a 3 month extension to its original 6 month share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares, which was originally initiated on January 10, 2024. In addition, the Board set a ceiling price of $3.30 per share for the share repurchases, giving the Company the ability to perform share repurchases up to a maximum share price of $3.30. As of market close on April 24, 2024, the Company's share price was $1.53.

The amended repurchase program is effective immediately and is valid until October 9, 2024 (the “Repurchase Program”). Under the Repurchase Program, the Company may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Board may periodically review the Company’s Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

The specific timing and amount of repurchases will be at the discretion of the Company’s management team, and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s Class A ordinary shares, the market price of the Company’s Class A ordinary shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Repurchase Program and the Company’s expectation with respect to future performance and expected growth in the ride-hailing service and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

View source version on businesswire.com:

https://www.businesswire.com/news/home/20240425897452/en/

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz
Investor.relations@marti.tech

Source: Marti Technologies, Inc.

Released April 25, 2024